

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

Via Facsimile
Stolfin Wong
President, Chief Executive Officer, Chief Financial Officer,
Secretary, Treasurer, Director
Kwest Investment International Ltd.
Suite 204, 15615 102 Avenue
Edmonton, Alberta, T5P 4X7

> **Re:** **Kwest Investment International Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 3, 2011**
> **File No. 333-176350**

Dear Mr. Wong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and include Risk Factor disclosures to highlight such issues.

   a.   How do you maintain your books and records and prepare your financial statements?

   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

b.   What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

    c.   Considering that you currently do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

Our Business, page 5

2.   We note your disclosure that you specialize in land banking, real estate syndication and management. We further note that you have derived all revenues from related parties and owe significant amounts to related parties. Please revise the "Our Business" section on page 5 to describe how you generate revenue. In addition, please disclose that you have derived all revenues to date from related parties and owe significant amounts to related parties, including clarifying that you acquired the land from a related party and sold such land to a related party. Please also revise to include appropriate risk factor disclosure.

Financial Summary Information, page 7

3.   We note your response to prior comment 3. The amount of Net income (loss) does not agree to the same line item per your statement of operations, as the amount reported for three months ended July 31, 2011 includes the impact of dividends to

noncontrolling interests. Please ensure that all amounts throughout your prospectus agree to the financial statements provided.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

4.   We note your response to prior comment 16. Please tell us, under what applicable US GAAP, have you relied upon to include Recognized gain on property sale to related party as a component of Revenue.

Consolidated Statements of Cash Flows, page F-5

5.   Please tell us how your presentation of Cash flows from operating activities, using Income (loss) available to equity holders and not Net income (loss) as the starting point for the indirect method presentation, complies with ASC 230-10-45-28.

Note 4 – Related Party Transactions and Balances, page F-10

6.   We note your response to prior comment 18. Please address the following:

   a. Please tell us and disclose within your prospectus the business purpose for using your company as an intermediary between the sale of properties by Kimura Lake Estate Inc. and the ultimate proceeds being paid to 829436 BC Ltd. as the original property owner;

   b. Please tell us the proper reference to US GAAP that supports the use of historical cost basis for recording the carrying amount of such land assets, including your consideration of SAB Topic 5J; and

   c. Please also tell us the proper reference to US GAAP that supports the recognition of the sales proceeds due to 829436 BC Ltd. as a long-term liability of Due to related parties and the sales proceeds due from Kimura Lake Estate Inc. as an asset recorded as Due from related parties.

Note 5 – Capital Stock, page F-11

7.   We note your response to prior comment 19. You continue to refer to KWest Investments & Development Inc., also referred to as KWest Alberta, as a wholly-owned subsidiary. We note that your response indicated that such previously wholly-

owned subsidiary issued preferred shares and "KWest should not longer be referred to as 100% wholly-owned." Please revise as necessary.

Certain Relationships and Related Transactions, page 46

8.   We note your response to comment 10 of our comment letter dated September 12, 2011 and the revised disclosure on page 46. Please revise to combine the two point bullets on page 46 or otherwise clarify that there is one series of transactions in which your subsidiary purchased the land from a related party, 0829436 BC Ltd., and sold it to another related party, Kimura Lake Estate, Inc., and explain in more detail how such parties are related, including whether one or more of your directors control 0829436 BC and Kimura Lake Estate.

9.   We note your response to comment 12 of our comment letter dated September 12, 2011. Please describe how the purchase price and the sale price were determined.

Director Independence, page 48

10.   In light of the related party transactions as well as the disclosure that Eric Lo is one of your promoters, please tell us the basis for your determination that Eric Lo would qualify as an independent director or revise your disclosure.

Exhibit 3.3

11.   We note your response to our comment 20 of our comment letter dated September 12, 2011. However, the executed version of the bylaws does not appear to be filed on Edgar. Please file the executed version of the bylaws.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3763 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Michael J. Morrison, Esq.